UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-08236	                                  12/31/2002

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Northern Funds
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4. Address of principal executive office (number,street,city,state,zip code):

50 South La Salle, Chicago, IL 60601

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.






INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Trustees of Northern Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds comprising Northern Funds, as listed in the attached Schedule A, (collectively referred to as the "Funds") complied with the requirements of subsections (b) and
(c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 31, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2002, and with respect to agreement of security purchases and sales, for the period from April 1, 2002 through December 31, 2002:

Count and inspection of all securities located in the vaults of The Northern Trust Company in Chicago, New York City, and London without prior notice to management;

Confirmation of all securities held by The Depository Trust Company and the Federal Reserve Bank of Chicago in book entry form;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

Reconciliation of all such securities to the books and records of the Funds and the Custodian;

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

Agreement of 32 security purchases and 32 security sales or maturities for the period from April 1, 2002 through December 31, 2002.

We believe our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP
Chicago, Illinois
May 9, 2003


SCHEDULE A

Northern Funds:
California Municipal Money Market Fund
Money Market Fund
Municipal Money Market Fund
U.S. Government Money Market Fund
U.S. Government Select Money Market Fund
Arizona Tax-Exempt Fund
California Intermediate Tax-Exempt Fund
California Tax-Exempt Fund
Fixed Income Fund
Florida Intermediate Tax-Exempt Fund
High Yield Fixed Fund
High Yield Municipal Fund
Intermediate Tax-Exempt Fund
Global Fixed Income
Short Intermediate US Government Fund
Tax-Exempt Fund
U.S. Government Fund
Global Communications Fund
Growth Equity Fund
Growth Opportunities Fund
Income Equity Fund
International Growth Equity Fund
International Select Equity Fund
Large Cap Value Fund
Mid Cap Growth Fund
Select Equity Fund
Small Cap Value Fund
Small Cap Growth Fund
Small Cap Index Fund
Stock Index Fund
Technology Fund
Value Fund









May 9, 2003


Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of the funds comprising the Northern Funds, as listed in the attached Schedule A, (collectively referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies" of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2002, and from April 1, 2002 through December 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2002, and from April 1, 2002 through December 31, 2002, with respect to securities reflected in the investment accounts of the Funds.


Northern Funds

By:

Lloyd A. Wennlund
President, Northern Funds

Brian P. Ovaert
Treasurer, Northern Funds